Mail Stop 6010

February 28, 2007

Mr. Paul Coghlan
Vice President of Finance and Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

      Re: **Linear Technology Corporation**
              Form 10-K for the year ended July 2, 2006
              Filed September 8, 2006
              File No. 000-14864

Dear Mr. Coghlan:

      We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended July 2, 2006

Item 9A. Controls and Procedures, page 31

1.   We note your disclosure that your "Chief Executive Officer and Chief Financial
        Officer have concluded that the Company's disclosure controls and procedures
        are effective to ensure that information that the Company is required to disclose
        in reports that it files or submits under the Securities Exchange Act of 1934 is
        recorded, processed, summarized and reported within the time periods specified
        in Securities and Exchange Commission rules and forms." Revise future filings
        to clarify, if true, that your officers concluded that your disclosure controls and
        procedures are also effective to ensure that information required to be disclosed in
        the reports that you file or submit under the Exchange Act is accumulated and
        communicated to your management, including your chief executive officer and
        chief financial officer, to allow timely decisions regarding required disclosure.
        See Exchange Act Rule 13a-15(e).

Form 8-K dated January 16, 2007

2.   We noted that you refer to your non-GAAP information as "pro forma" results.
        The pro forma terminology has very specific meaning in accounting literature, as
        indicated by Article 11 of Regulation S-X. In future filings, please revise your
        presentation to omit the pro forma terminology when referring to your non-GAAP
        information. In addition, please revise to ensure all non-GAAP measures are
        specifically identified as such.

3.   Please also revise future filings to include all the substantive disclosures outlined
        in Questions 8 of the Frequently Asked Questions Regarding the Use of Non-
        GAAP Measures dated June 13, 2003. Please revise your future disclosure to
        explain in greater detail:

        •   the substantive reasons why management believes the non-GAAP measure
            provides useful information to investors;
        •   the specific manner in which management uses the non-GAAP measure to
            conduct or evaluate its business;
        •   the economic substance behind management's decision to use the
            measure; and
        •   the material limitations associated with the use of the non-GAAP measure
            as compared to the use of the most directly comparable GAAP measure,
            including the manner in which management compensates for these
            limitations when using the non-GAAP measure.

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3554 if you have questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief